Exhibit 99.5

Appendix 3B - Proposed issue of securities

Announcement Summary

Entity name

JAMES HARDIE INDUSTRIES PLC

Announcement Type

New announcement

Date of this announcement

24/3/2025

The Proposed issue is:

A placement or other type of issue

Total number of +securities proposed to be issued for a placement or other type of issue

ASX +security code	+Security description	Maximum Number of +securities to be issued

New class-code to be confirmed	JHX: Ordinary Shares	150,438,000

Proposed +issue date

30/9/2025

Refer to next page for full details of the announcement

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Appendix 3B - Proposed issue of securities

Part 1 - Entity and announcement details

1.1 Name of +Entity

JAMES HARDIE INDUSTRIES PLC

We (the entity named above) give ASX the following information about a proposed issue of +securities and, if ASX agrees to +quote any of the +securities (including any rights) on a +deferred settlement basis, we agree to the matters set out in Appendix 3B of the ASX Listing Rules.

If the +securities are being offered under a +disclosure document or +PDS and are intended to be quoted on ASX, we also apply for quotation of all of the +securities that may be issued under the +disclosure document or +PDS on the terms set out in Appendix 2A of the ASX Listing Rules (on the understanding that once the final number of +securities issued under the +disclosure document or +PDS is known, in accordance with Listing Rule 3.10.3C, we will complete and lodge with ASX an Appendix 2A online form notifying ASX of their issue and applying for their quotation).

1.2 Registered Number Type	Registration Number

ARBN	097829895

1.3 ASX issuer code

JHX

1.4 The announcement is

New announcement

1.5 Date of this announcement

24/3/2025

1.6 The Proposed issue is:

A placement or other type of issue

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Appendix 3B - Proposed issue of securities

Part 7 - Details of proposed placement or other issue

Part 7A - Conditions

7A.1 Do any external approvals need to be obtained or other conditions satisfied before the placement or other type of issue can proceed on an unconditional basis?

Yes

7A.1a Conditions

Approval/Condition	Date for determination	Is the date estimated or actual?	**Approval received/condition met?
Other (please specify in comment section)	30/9/2025	Estimated	No

Comments

James Hardie Industries Plc (Company) entered into an agreement with Azek Company Inc (Target) on 23 March 2025 under which the Company has agreed to acquire 100% of the issued and outstanding capital stock of the Target by way of a cash and stock merger effected under Delaware law (Transaction) (Merger Agreement). The Merger Agreement is subject to a number of usual conditions precedent for a transaction such as this, including obtaining Target security holder approval and the issue of the Company’s shares being approved for listing on the New York Stock Exchange.

Part 7B - Issue details

Is the proposed security a ‘New class’ (+securities in a class that is not yet quoted or recorded by ASX) or an ‘Existing class’ (additional securities in a class that is already quoted or recorded by ASX)?	Will the proposed issue of this +security include an offer of attaching +securities? No

New class

Details of +securities proposed to be issued

ISIN Code (if Issuer is a foreign company and +securities do not have +CDIs issued over them)

Have you received confirmation from ASX that the terms of the proposed +securities are appropriate and equitable under listing rule 6.1? No	Will the entity be seeking quotation of the ‘new’ class of +securities on ASX? No

ASX +security code	+Security description

New class-code to be confirmed	JHX: Ordinary Shares

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Appendix 3B - Proposed issue of securities

+Security type

Ordinary fully or partly paid shares/units

Number of +securities proposed to be issued

150,438,000

Offer price details

Are the +securities proposed to be issued being issued for a cash consideration?

No

Please describe the consideration being provided for the +securities

Each share of common stock of the Target will be exchanged for (i) US$26.45 in cash, and (ii) 1.034 ordinary shares in the Company. The total merger consideration will be valued approximately US$8,361 million.

Please provide an estimate of the AUD equivalent of the consideration being provided for the +securities

13,294,000.000000

Will all the +securities issued in this class rank equally in all respects from their issue date?

Yes

Ordinary fully or partly paid shares/units details

+Security currency

USD - US Dollar

Will there be +CDIs issued over the +securities?

No

Is it a partly paid class of +security?

No

Is it a stapled +security?

No

Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities proposed to be issued or provide the information by separate announcement.

Part 7C - Timetable

7C.1 Proposed +issue date

30/9/2025

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Appendix 3B - Proposed issue of securities

Part 7D - Listing Rule requirements

7D.1 Has the entity obtained, or is it obtaining, +security holder approval for the entire issue under listing rule 7.1?

No

7D.1 b Are any of the +securities proposed to be issued without +security holder approval using the entity’s 15% placement capacity under listing rule 7.1?

No

7D.1 c Are any of the +securities proposed to be issued without +security holder approval using the entity’s additional 10% placement capacity under listing rule 7.1A (if applicable)?

No

7D.2 Is a party referred to in listing rule 10.11 participating in the proposed issue?

No

7D.3 Will any of the +securities to be issued be +restricted securities for the purposes of the listing rules?

No

7D.4 Will any of the +securities to be issued be subject to +voluntary escrow?

No

Part 7E - Fees and expenses

7E.1 Will there be a lead manager or broker to the proposed issue?

No

7E.2 Is the proposed issue to be underwritten?

No

7E.4 Details of any other material fees or costs to be incurred by the entity in connection with the proposed issue

Part 7F - Further Information

7F.01 The purpose(s) for which the entity is issuing the securities

The shares are being issued as part of the consideration for the acquisition of 100% of the issued and outstanding capital stock of the Target pursuant to the terms of the Merger Agreement.

7F. 1 Will the entity be changing its dividend/distribution policy if the proposed issue proceeds?

No

7F.2 Any other information the entity wishes to provide about the proposed issue

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